ROPES & GRAY LLP
3 EMBARCADERO CTR
SAN FRANSISCO, CA 94111
WWW.ROPESGRAY.COM

November 9, 2023

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Meketa Infrastructure Fund (the “Fund”) (File No. 333-274323 and 811-23899)

Ladies and Gentlemen:

We are filing today via EDGAR Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of the Fund.

This Pre-Effective Amendment to the Fund’s Registration Statement is being filed for the purposes of responding to comments from the staff of the Securities and Exchange Commission and filing exhibits to the Registration Statement filing on Form N-2.

No fees are required in connection with this filing. If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (415)-315-6327.

Very truly yours,

/s/ Chelsea M. Childs
Chelsea M. Childs

cc:	Michael Bell

Gregory C. Davis

Stephen P. McCourt

Paulita Pike